UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FTS International, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
_____________________________________________
(Title of Class of Securities)

30283W302
_____________________________________________
(CUSIP Number)

November 19, 2020
_____________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30283W302		13G
1		NAME OF REPORTING PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	176,876
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	176,876
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	176,876
.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.29%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 30283W302		13G
1		NAME OF REPORTING PERSON	Wexford GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	176,876
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	176,876
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	176,876

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.29%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 30283W302		13G
1		NAME OF REPORTING PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	176,876
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	176,876
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	176,876

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.29%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 30283W302		13G
1		NAME OF REPORTING PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	176,876
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	176,876
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	176,876

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.29%
12		TYPE OF REPORTING PERSON	IN

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item 1 below by one of the  Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 99.1.

Item 1.

(a)	Name of Issuer:

FTS International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

777 Main Street, Suite 2900
Fort Worth, TX 76102

Item 2.

(a)	Name of Persons Filing (collectively, the “Reporting Persons”):

(i)	Wexford Capital LP
(ii)	Wexford GP LLC
(iii)	Charles E. Davidson
(iv)	Joseph M. Jacobs

(b)	Address of Principal Business Office, or, if none, Residence of Reporting Persons:

The address of the principal business office of the Reporting Persons is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401.

(c)	Citizenship:
(i)	Wexford Capital LP – Delaware
(ii)	Wexford GP LLC - Delaware
(iii)	Charles E. Davidson - United States
(iv)	Joseph M. Jacobs – United States

(d)	Title of Class of Securities:

Class A Common Stock, $0.01 par value

(e)	CUSIP Number:

 30283W302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in rows (9) and (11) of the cover pages to this Statement with respect to the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by each Reporting Person, and rows (5) through (8) of the cover pages to this Statement with respect to the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  The information in row (11) is calculated on the basis of 13,687,620 shares of Class A Common Stock issued and outstanding as of November 19, 2020, as reported by the Issuer in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 19, 2020.

As of the date of event that required the filing of this Schedule 13G, the Reporting Persons may have been deemed to beneficially own more than 5% of the outstanding shares of Class A Common Stock.

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as manager or investment manager of certain investment funds (the “Wexford Funds”), be deemed to own beneficially the securities held by the Wexford Funds.  Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities held by the Wexford Funds. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities held by the Wexford Funds. Each of Wexford Capital, Wexford GP, Davidson and Jacobs share the power to vote and to dispose of the securities beneficially owned by the Wexford Funds.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaim beneficial ownership of the securities held by the Wexford Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 5.  The Wexford Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 30, 2020

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur Amron
Name	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur Amron
Name	Arthur Amron
Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

EXHIBIT 99.1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Tiptree Inc.

DATED November 30, 2020

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its General Partner

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur Amron
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON